Exhibit 100.1

NICE Robotic Process Automation Named a Leader in Everest Group's
PEAK Matrix for Second Consecutive Year

NICE scores high on both 'Vision and Capability' and 'Market Impact' axes in leading analyst's RPA
Technology Vendor Assessment 2019 report

Hoboken, N.J., July 16, 2019 – NICE (Nasdaq: NICE) today announced that its Robotic Process Automation (RPA) offering has been recognized as a ‘Leader’ in Everest Group's PEAK Matrix™, part of their RPA Technology Vendor Assessment 2019 report. The NICE solution was selected based on ”the assessment of the market impact and overall vision & capability of technology vendors.” Click here to access a complimentary copy of this report.

The versatile and scalable NICE Robotic Automation solution uniquely and seamlessly combines both desktop (attended) and robotic (unattended) automations in real time. This optimizes the collaboration between human employees and robots and contributes towards authentic digital transformation within organizations. NICE's experience of over 17 years, combined with the successful implementation of complex projects with over 25,000 robots in a single enterprise, have driven expertise in true digital transformation initiatives NICE RPA's desktop automation solution, NEVA (NICE Employee Virtual Attendant), allows employees to automate routine activities and guides them through complex manual processes when they need it. NEVA sets up every employee for success, helping to improve engagement as well as customer experience.

“Reference clients appreciate NICE for its product vision and flexibility in incorporating client feedback,” states the Everest Group report. “Clients have also indicated high level of satisfaction, particularly for its attended automation capabilities and support in developing automations for complex use cases.”

"This is the second year that NICE has achieved a leading position in Everest Group's RPA Product PEAK Matrix™ assessment," said Sarah Burnett, Executive Vice President at Everest Group. "Factors that contributed to NICE's position included good customer feedback, as well as its continued investments in innovation and its products, such as the launch of Automation Finder, enhancements to its Automation Watcher and Shape Analysis, and capabilities for both attended and unattended RPA."

"Our leadership positioning in this year's report is yet another validation of the strength of the NICE RPA offering," said Barry Cooper, President, NICE Enterprise Group.  "It highlights both our ground-breaking innovation in Robotics as well as our success in delivering business value to our customers.  We look forward to continue leading the market with our strategic vision."

Everest Group’s PEAK Matrix™ assessments provide the analysis and insights that enterprises need to make critical selection decisions about global services providers, locations, and products & solutions within various market segments. Product, service and solution providers look to the PEAK Matrix to gauge and calibrate their offerings against others in the industry or market. Leading organizations around the globe trust these comparative assessments because of their unbiased evaluation of factors such as vision, capabilities/functionality, talent availability, market success/impact, and cost.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Barry Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.